MISHIBISHU GOLD CORPORATION – "MGO"

NEWS RELEASE **SEPTEMBER 26, 2002**

Vancouver, BC – Mishibishu Gold Corporation (the "Company") is pleased to announce that it has agreed to a private placement to raise $160,000 through the sale of 1,600,000 units at a price of $0.10 per unit. The private placement will consist of flow-through units and non flow-through units as follows:

1,000,000 Flow-Through Units at a price of $0.10 per unit. Each Flow-Through Unit will consist of one flow-through common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the Company for $0.15 per share; and

600,000 Non Flow Through Units at a price of $0.10 per unit. Each Non Flow-Through Unit will consist of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the Company for $0.15 per share.

The net proceeds of the private placement will be utilized in connection with the exploration program on the Company's Tulks South Property and other properties located in Newfoundland and general working capital.

The transaction referred to in this News Release is subject to its acceptance for filing by the TSX Venture Exchange.

BY ORDER OF THE BOARD

"Robert Eadie"

Robert Eadie, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Two Bentall Centre, 555 Burrard Street, 9th Floor, Vancouver, BC, V7X 1M8 Phone: (604) 688-1508 Fax: (604) 893-7071